                         As filed with the Securities and Exchange Commission on
                                                                 August 11, 2000
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM S-8/S-3
                       REGISTRATION STATEMENT UNDER THE
               SECURITIES ACT OF 1933 (Including Registration of
             shares for resale by means of a Form S-3 Prospectus)

                           -------------------------

                         IBEAM BROADCASTING CORPORATION
             (Exact name of Registrant as specified in its charter)

                           -------------------------


            Delaware                                                                                          94-3296895
(State or other jurisdiction of                     645 Almanor Avenue, Suite 100                          (I.R.S. Employer
 incorporation or organization)                          Sunnyvale, CA 94086                             Identification Number)



                                 (408) 523-1600
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           -------------------------

                                 1998 Stock Plan
                       webcasts.com 1999 Stock Option Plan
                                 2000 Stock Plan
                        2000 Employee Stock Purchase Plan
                               2000 Director Plan
                            (Full title of the plans)

                         -----------------------------

                                   CHRIS DIER
                             Chief Financial Officer
                         IBEAM Broadcasting Corporation
                          645 Almanor Avenue, Suite 100
                               Sunnyvale, CA 94086
                                 (408) 523-1600
                (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   Copies to:
                               BARRY TAYLOR, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================

                                                                          Proposed Maximum       Proposed Maximum        Amount of
         Title of Each Class of Securities              Amount to be     Offering Price Per     Aggregate Offering     Registration
                  to be Registered                       Registered             Share                  Price                Fee
====================================================================================================================================


Common Stock $0.0001 per share par value: Issued
under the 1998 Stock Plan.......................       843,639 shares        $10.875 (1)         $9,174,574.13 (1)       $2,422.09
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $0.0001 per share par value: To be          12,322,427
issued under the 1998 Stock Plan................           shares            $5.1716 (2)        $63,726,663.47 (2)       $16,823.84
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $0.0001 per share par value:  To be
issued under the webcasts.com, Inc. 1999 Stock
Option Plan.....................................       532,097 shares        $3.5386 (2)         $1,882,878.44(2)        $497.08
------------------------------------------------------------------------------------------------------------------------------------

Common Stock,  $0.0001 per share par value:  To be
issued under the 2000 Stock Plan................      1,575,681 shares      $10.8934 (2)        $17,164,523.41 (2)       $4,531.43
------------------------------------------------------------------------------------------------------------------------------------

Common Stock:  $0.0001 per share par value:
Available for issuance under the 2000 Stock Plan      8,063,319 shares       $10.875 (1)        $87,688,594.13 (1)       $23,149.79
------------------------------------------------------------------------------------------------------------------------------------

Common Stock:  $0.0001 per share par value:
Available for issuance under the 2000 Employee
Stock Purchase Plan.............................      1,500,000 shares       $10.875 (1)        $16,312,500.00 (1)       $4,306.50
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $0.0001 per share par value.
Available for issuance under the 2000 Director
Option Plan.....................................       688,500 shares        $10.875 (1)         $7,487,437.50 (1)       $1,976.68
------------------------------------------------------------------------------------------------------------------------------------

                                                         25,525,663
Total:                                                     shares                                 $203,437,171.07        $53,708
====================================================================================================================================


(1) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on August 9, 2000.
(2) The registration fee for the shares of Common Stock to be issued pursuant to outstanding options under each employee stock option plan, was calculated in accordance with Rule 457(h) of the Securities Act based upon the weighted average price per share at which the options may be exercised.

                                EXPLANATORY NOTE

         This registration statement relates to (i) 24,682,024 shares of common stock to be issued in the future upon the exercise of options or the purchase of stock under our employee benefit plans and (ii) the resale of 843,639 shares of common stock previously issued under our employee benefit plans.

                                   PROSPECTUS

                                 843,639 Shares

                         iBEAM BROADCASTING CORPORATION

                                  Common Stock
                                  ------------


         This prospectus relates to 843,639 shares of the common stock of iBEAM Broadcasting Corporation, which may be offered from time to time by selling stockholders identified on page 23 of this prospectus. It is anticipated that the selling stockholders will offer shares for sale at prevailing prices in the Nasdaq National Market on the date of sale. We will receive no part of the proceeds from sales of the shares. The selling stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholders will be borne by us. The shares were acquired by the selling stockholders under our employee benefit plans.

                              -------------------

         Our common stock is listed on the Nasdaq National Market under the symbol "IBEM." On August 9, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $10.50 per share.

                              -------------------

         See "Risk Factors" beginning on page 6 to read about certain risks that you should consider before buying shares of our common stock..

                              -------------------

         These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              -------------------

         The date of this prospectus is August 11, 2000

         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Certain selling stockholders are offering to sell shares and seeking offers to buy shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.


                                TABLE OF CONTENTS
                                                               Page
                                                               ----
Where You Can Find More Information.....................         3
Information Incorporated by Reference...................         3
Our Company.............................................         4
Special Note Regarding Forward-Looking Statements.......         5
Risk Factors............................................         6
Use of Proceeds.........................................        23
Selling Stockholders....................................        23
Plan of Distribution....................................        24
Legal Matters ..........................................        25
Experts.................................................        25

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission, a registration statement on Form S-8/S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. The prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

         We are also subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents and information previously filed with the Securities and Exchange Commission by us are hereby incorporated by reference in this registration statement:

         (1) We have filed a registration statement on Form S-1 (Registration No. 333-95833) under the Securities Act of 1933, as amended, in the form declared effective on May 17, 2000 including the prospectus dated May 17, 2000 as filed by the us pursuant to Rule 424(b) on May 18, 2000

         (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000, filed pursuant to Section 13 of the Exchange Act.

         (3) The description of our common stock contained in our registration statement on Form 8-A filed May 16, 2000 pursuant to Section 12(g) of the Exchange Act and declared effective May 17, 2000.

         All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. You may request a copy of these filings, at no cost, by writing or telephoning Rick Gaisser, Director of Investor Relations, iBEAM Broadcasting Corporation, at 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94086 and our telephone number is (408) 523-1600.

                                   OUR COMPANY

         We provide an Internet broadcast network that delivers streaming media to large audiences of simultaneous users with viewing and listening quality that can approach that of television and radio. Streaming is a media distribution process that allows simultaneous broadcasting and playback of video and audio content. Our network uses a combination of land-line networks and point-to-multipoint satellite broadcasting, which is the use of satellite technology to broadcast streaming content simultaneously to large, geographically dispersed audiences. Our network is designed to broadcast directly to iBEAM servers located at the edge of Internet, the Internet access point closest to the end user. This improves the quality of the broadcast stream by avoiding Internet congestion. Our network broadcasts to iBEAM servers located in the facilities of Internet service providers, or ISPs, and other companies that host Internet applications and services.

         We provide a wide range of services to our content provider customers to facilitate their use of streaming media on the Internet, including event production and broadcasting services. To expand our service offerings to our customers, we have acquired and developed software and interface tools that enable us to broadcast high-fidelity video and audio streams integrated with e-commerce links and functions. Our investment in servers at the edge of the Internet will also allow for the development of new value-added services in the future, such as pay-per-view event programming, advertising to targeted end users and interactive Internet-based training.

         The Internet was not designed to support the traffic load created by broadcasting full-motion video or high-fidelity audio simultaneously to large audiences. Users, however, are investing in high-speed Internet connections to their homes and businesses, such as digital subscriber lines, or DSL, and cable modems, to improve their viewing and listening quality and are increasing the traffic load on the Internet causing web congestion and degradation of viewing and listening quality. Despite these limitations, existing websites, traditional media companies, new media companies and creators of new applications, such as online education, are aggressively trying to attract and retain Internet users by using greater amounts of streaming audio-visual content. The Gartner Group projects that approximately 50% of websites will include some streaming media by 2001, a five-fold increase from 1998. Our approach of using a combination of land-line networks and satellite broadcasting to deliver content directly to the edge of the Internet bypasses much of the web congestion and improves the delivery of streaming audio-visual media and the quality of the viewing and listening experience.

         Our logo and certain titles and logos of our services are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. The terms iBEAM Broadcasting and iBEAM are our service marks or trademarks that are registered or otherwise protected under the laws of various jurisdictions.

         We were incorporated in Delaware in March 1998. Our principal executive offices are located at 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94086 and our telephone number is (408) 523-1600. Our website is ibeam.com. The information on the website is not a part of this prospectus.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements within "Our Company," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.

                                  RISK FACTORS

         You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually materializes, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you could lose all or part of the money paid to buy our common stock.

     Because we are an early stage company that has generated limited revenues and only recently began offering our services in October 1999, our business and prospects are unproven and difficult to evaluate.

         We were founded in March 1998 and began offering our Internet broadcasting services for streaming video and audio in October 1999. The revenue and income potential of our services and business and the size of our market are unproven. We have limited meaningful historical financial data upon which to base planned operating expenses and upon which investors may evaluate us and our prospects. In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are and will continue to be fixed for the foreseeable future. Accordingly, we are subject to all of the risks that are associated with companies in an emerging industry and in an early stage of development, particularly companies in the rapidly evolving Internet infrastructure market, including:

     .    Undercapitalization;

     .    Cash shortages;

     .    The unproven nature of our business plan;

     .    The new and unproven nature of the market for our services;

     . The need to make significant expenditures and incur significant expenses as we develop our business and network;

     . The lack of sufficient clients and revenues to sustain our operations and growth without additional financing;

     . Difficulties in managing growth including integration of businesses that may be acquired into our business; and

     . Limited experience in providing some of the services that we offer or plan to offer.

          If we are unsuccessful in addressing these risks, our business may be seriously harmed.

     We are entirely dependent on our Internet broadcasting services and applications, and our future revenue depends on their commercial success.

         Our future revenue growth depends on the commercial success of our Internet broadcasting services and applications. We have recently begun to commercially introduce our streaming video and audio services and applications, and our future revenue growth will depend upon customer demand for these services and applications. Failure of our current and planned services and applications to operate as expected or the occurrence of any service interruptions or technical problems with our network could delay or prevent customer acceptance of our services. If our target customers do not adopt and purchase our current and planned services, our revenue will not grow significantly and we may not become profitable as a result.

     The current pricing of our On-Air and On-Demand services may not meet our gross margin objectives if less than 50% of the demand for content offered through these services is being served from the edge of the Internet.

         We have priced our content delivery services on the assumption that by 2001 we will enjoy the benefits of delivering at least 50% of On-Air and On-Demand services from the edge of the Internet, which is the access point closest to the end user. However, there can be no assurance that at least 50% of the demand will come from consumers served by ISP's enabled with iBEAM edge service. Current experience indicates that the largest percentage of the demand for content delivered through our On-Air and On-Demand services is being generated by end-users accessing Internet radio and news from their offices and therefore requires more expensive land line delivery. If more than 50% of user demand comes from users that cannot be served from the edge of the Internet, the current pricing for our On-Air and On-Demand services will not meet our gross margin targets. As a result, we may have to increase our prices, which could decrease the demand for our services and harm our financial results.

     Our ability to build our broadcast network to the edge of the Internet is dependent on our relationship with Internet service providers.

         The long-term growth in demand for On-Air and On-Demand services for the consumer market depends on our ability to build our broadcast network to the edge of the Internet. An edge network provides content providers with competitively better quality and lower-cost distribution of streaming video and audio content to home consumers. The development of our edge network requires that we locate our servers in the facilities of ISPs, which control the Internet access points closest to the end user. Based on current contracts with ISP's and installation plans, we expect to be able to serve up to 40% of Internet home consumers on our network through our servers located at the edge of the Internet by the end of 2000. In order to achieve this deployment, we estimate that we will need to make at least $2.0 million in capital expenditures for edge servers during the second half of 2000. We may choose to accelerate the deployment of our network or increase expenditures relating to our network. There can no assurance that consumer demand for our edge service will result in 40% of traffic being delivered to our edge servers by the end of year 2000.

         To accomplish our business strategy of developing an edge network, we will need to deploy our edge servers in the facilities of Internet service providers. Although we provide Internet service providers with our servers at no cost, Internet service providers may nevertheless refuse to allow us to install our equipment in their facilities. If we are unable to further develop our edge network, our costs may increase and our services may not eliminate packet loss and jitter, resulting in poor quality service. If the quality of our services suffers we may lose or fail to obtain customers, which would harm our revenues. Therefore, our failure to deploy our edge servers close to the end user will cause our business and results of operations to suffer greatly. The development of our edge network will require that we not only enter into additional agreements with ISPs to locate our servers in their facilities, but also that we successfully move content from our hosting centers to our edge servers such that we serve end users from the edge.

         Our agreements with larger ISPs are critical to the success of our business plan because through these agreements we gain access to large numbers of end users that we can reach through our satellite distribution network rather than through land-lines. Our agreements with high speed Internet access providers are important because through these agreements we can reach Internet users with high-speed or "broadband" connections from the edge of the Internet. These users tend to access greater volumes of streaming content. Unless we can reach large numbers of Internet users through our edge network, our services will not be attractive to content providers. In order to secure agreements with large ISPs and high speed Internet access providers, in some instances we have agreed to share between 15% and 20% of the revenue we derive from content delivered through their networks. We have also agreed to make non-refundable prepayments to ISPs in the amount of $5.5 million, of which $3.0 million has been paid as of June 30, 2000.

         Our agreement with America Online provides that we will deploy our servers in America Online's facilities in North America. Considering the reach of America Online's network and market position as the leading provider of Internet access in the United States, our agreement with America Online is critical to our strategy of delivering more content to the edge of the Internet. The agreement will increase the availability of content delivered through our network on the edge of the Internet. The agreement with America Online has an initial two year term, but may be terminated by either party for material breach by the other upon 30 days notice. In addition, in the first year of the agreement America Online has the right to terminate the agreement if we do not deliver a required level of Internet content through their network. A termination of, or adverse change in, our relationship with America Online would seriously impair our efforts to establish and maintain an Internet broadcast network that can reach most U.S. Internet users.

         Our agreement with Excite@Home provides that we will deploy our servers in Excite@Home national data centers upon Excite@Home's completion of their centers. Considering Excite@Home's position as a provider of high-speed Internet access though cable access, our agreement is important to the development of our network on the edge of the Internet. The agreement has a three year term. Either party may terminate the agreement with 30 days notice upon a material default by the other. Excite@Home may terminate the agreement upon 30 days notice upon a change of control of iBEAM. In addition, Excite@Home may terminate the agreement without cause after two years. A termination of, or adverse change in, our relationship with Excite@Home would seriously impair our efforts to establish an Internet broadcast network that can broadcast to the edge of the Internet.

         Our agreement with Covad provides that we will deploy our servers in Covad's network, which is in North America. Considering the size of Covad's network and market position as a provider of broadband access using digital subscriber line, or DSL, technology, our agreement is important to the deployment of our edge servers. Within the first year of our agreement with Covad, either party may terminate the agreement upon 60 days notice. During the second and third years of the agreement, either party may terminate the agreement upon a material breach by the other. A termination of, or adverse change in, our relationship with Covad could harm our efforts to deploy our edge servers and our ability to develop new technologies that complement our existing service offerings.

         Our agreement with Northpoint provides that we will deploy our services in Northpoint's network, which is in North America. Considering the size of Northpoint's network and market position as a provider of broadband access, our agreement is important to the deployment of our edge servers. The agreement has a three year term and is terminable by either party upon 60 days notice in the first year of the agreement. In the second and third years of the agreement, either party may terminate the agreement due to a material breach by the other. A termination of, or adverse change in, our relationship with Northpoint could harm our efforts to deploy our edge servers.

     Because our Internet broadcasting network is complex and is deployed in complex environments, it may have errors or defects that could seriously harm our business.

         Our Internet broadcasting network is highly complex and is deployed in complex environments. Because of the nature of our services, we can only fully test it when it is fully deployed in very large networks with high traffic volumes. Given the current early stage of deployment of our network, we cannot test it for all possible defects. However, as a result of testing conducted to date, we and our customers have from time to time discovered errors and defects in our software. Since we commenced offering our services in October 1999, we have experienced four network outages, one of which was due to failure of our network software and three of which were due to outages of third party land-line network services providers. We may continue to experience problems with our software. Outages that have occurred to date have resulted in between one and nine hours of network downtime during which time we were prevented from delivering our services to our customers. These downtimes resulted in lost revenues for usage not billed during down periods.

         In the future, there may be additional errors and defects in our software and servers that may adversely affect our service. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

     .    Loss of or delay in sales and loss of market share;

     .    Loss of customers;

     .    Failure to attract new customers or achieve market acceptance;

     .    Diversion of development resources;

     .    Loss of credibility;

     .    Increased service costs; or

     .    Legal action by our customers.

     Any failure of our network infrastructure or the satellite or land-line communication services provided to us by third part providers could lead to significant costs and disruptions which could harm our reputation and cause us to lose customers, which would have a negative impact on our revenues.

         Our business and reputation are dependent on providing our customers with high-fidelity and low-cost Internet broadcasting services through our network. To meet these customer requirements, we must protect our network infrastructure against damage from:

     .    Human error;

     .    Network software errors;

     .    Physical or electronic security breaches;

     .    Fire, earthquake, flood and other natural disasters;

     .    Power loss; and

     .    Sabotage and vandalism.

         Our costs are generally higher and quality of service is generally lower when we deliver content to end users from our hosting centers rather than our edge servers. As a result, the occurrence of any of the unanticipated problems listed above at one or more of our edge servers could result in service interruptions or significant damage to equipment, increase our costs and cause a degradation in the quality of our services. Further, if we are unable to provide our network services to our customers, we could face legal action by our customers, which would be costly and divert management's attention from important business activities. Because our servers are located in the facilities of others, such as Internet service providers and Internet hosting companies, we must rely on others to protect our equipment.

         Our network architecture uses satellite transmission to bypass the congestion of the Internet backbone by broadcasting directly to our edge servers. We have entered into a three-year agreement with a satellite service provider for transmission capacity over a specified satellite. While the agreement provides for a back-up satellite if difficulties arise with our designated satellite, if we are required to change the designated satellite we would be required to readjust our equipment. This adjustment could take several weeks and would result in a decrease in the quality of our service and an increase in our cost relating to the more expensive transmission costs of distributing content from our hosting centers over our land-line network. The ongoing failure of the satellite service we use could prevent us from broadcasting content directly to the edge of the Internet. This would significantly increase our costs and reduce our ability to cost-effectively broadcast high-fidelity streaming video and audio content.

         Since we commenced offering our services in October 1999, we have experienced four network outages. One was caused by a failure of one of our servers and the other three were caused by a failure in the land-line communication services provided to us by third parties. Outages that have occurred to date have resulted in between one and nine hours of network downtime during which time we were prevented from delivering our services to our customers. These downtimes resulted in lost revenues for usage not billed during down periods.

     We may have inaccurately predicted our satellite capacity needs and may find it difficult to add capacity when needed on reasonable terms.

         We may need to add additional satellite capacity as we take on additional content provider customers that distribute their content over our network. Increases in the amount of content that is broadcast through our network decreases our remaining satellite capacity. We are currently using only a small fraction of our contracted for capacity. Nevertheless, we cannot assure you that we have contracted for sufficient satellite capacity under our current three-year satellite capacity contract, that we will be able to renew this contract or that we would be able to increase satellite capacity through our current or a potential additional provider. Additional capacity may not be available to us on reasonable terms or at all. Failure to obtain necessary capacity would limit revenue growth.

     The market for Internet broadcasting services is new and our business will suffer if it does not develop as we expect.

         The market for Internet broadcasting services is new and rapidly evolving. Content providers, such as existing web-based companies and traditional media and entertainment companies, may not increasingly seek to broadcast streaming video and audio over the Internet. Therefore, we cannot be certain that a viable market for our services will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our revenues will suffer and we may not become profitable.

     The markets in which we operate are highly competitive and we may be unable to compete successfully against new entrants and established companies with greater resources.

         We compete in a market that is new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current and potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our current and potential customers. We do not have exclusive contracts with Internet service providers for the deployment of our servers within their networks and we expect that many Internet service providers will allow our competitors to install equipment at their sites. In addition, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

         Some of our current or potential competitors may bundle their services with other software or hardware to offer a full range of Internet broadcasting products and services to meet all of the content distribution needs of content providers. We currently do not offer a full range of products and services. This may discourage content providers from purchasing services we offer or Internet service providers from installing our servers in their facilities.

         As competition in the Internet broadcasting market continues to intensify, new solutions will come to market. We are aware of other companies that are focusing or may in the future focus significant resources on developing and marketing products and services that will compete with ours. We believe our competitors primarily come from five market segments:

     . Internet content distribution networks which accelerate delivery of web pages, such as Akamai, Digital Island, Enron Communications and Intel;

     . Internet webcasting companies that deliver streaming media through land- line networks, such as InterVu which was acquired by Akamai;

     . Internet software vendors that reduce the cost of content distribution by storing content near the end user, such as Inktomi;

     . Internet production and event services companies, such as Broadcast.com and Network24 Communications which was acquired by Akamai; and

     . Satellite companies that deliver streaming video through satellite networks, such as PanAmSat and Cidera.

Increased competition could result in:

     .    Price and revenue reductions and lower profit margins;

     . Increased cost of service from telecommunications providers and revenue sharing demands by ISPs;

     .    Loss of customers; and

     .    Loss of market share.

         Any one of these results would harm our financial results.

         We believe that the Internet broadcasting and content delivery industry is likely to encounter consolidation, such as the recent acquisition of InterVu by Akamai, both of which compete with us. This consolidation could lead to the formation of more formidable competitors and could result in increased pressure on us to decrease our prices. In addition, consolidation among Internet content providers could reduce the number of potential customers for our services and may increase the bargaining power of these organizations, which could force us to lower prices.

     Because our Internet content provider customers may terminate the use of our services at any time without penalty, revenues from these customers may decrease significantly without notice.

         We do not have exclusive contracts with our Internet content provider customers. These customers may refrain from using our services or shift to use the services of our competitors at any time without penalty. There is a risk that some content providers will determine that it is more cost effective for them to develop and deploy their own Internet broadcasting or content delivery systems than it is to outsource these services to companies such as iBEAM.

         This competitive threat is particularly acute from content providers that own content distribution networks. If any of our existing or future content provider customers make this determination and refrain from using our services, our revenues will be harmed. A vertically integrated competitor is more likely to use their internal resources rather than outsourcing these services to us.

     If our commercial relationship with Microsoft terminates, then our business could be harmed.

         We entered into an agreement with Microsoft Corporation in September 1999. Our agreement with Microsoft provides that Microsoft will recommend us as a service provider for the delivery of broadband streaming media over the Internet. Considering the widespread acceptance of Microsoft's Windows technology, we believe Microsoft's recommendation in this regard will be an important source of customers for us. This agreement may be terminated by either Microsoft or us if the other party materially breaches the agreement. A termination of, or significant adverse change in, our relationship with Microsoft could harm our ability to obtain customers and develop new technologies that complement our existing service offerings.

     Our business will suffer if we do not respond rapidly to technological changes or if new technological developments make our services non-competitive or obsolete.

         The market for Internet broadcasting services is characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our services may become non-competitive or obsolete, which would harm our revenues and cause our business and financial results to suffer. In addition, technological developments could eventually make Internet infrastructure much faster and more reliable such that performance enhancing services like those we provide would be less relevant to content providers.

         In developing our service, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our service may be significantly reduced or delayed and our business will be seriously harmed. In addition, the emergence of new industry standards could render our existing services non-competitive or obsolete.

     We had operating losses of $30.2 million for the year ended December 31, 1999 and $55.6 million for the six months ended June 30, 2000 and our accumulated deficit was $99.4 million as of June 30, 2000. Considering that operating expenses are expected to increase in future periods we will need to increase our revenues significantly to achieve profitability.

         We have never been profitable. We had operating losses of $30.2 million for the year ended December 31, 1999 and $55.6 million for the six months ended June 30, 2000 and our accumulated deficit was $99.4 million as of June 30, 2000. Considering that operating expenses are expected to increase in future periods we will need to increase our revenue significantly to achieve profitability. Our operating losses as a percentage of revenue were 20,247% in 1999 and 1,420% for the first six months 2000. In fiscal 2000, based on the planned deployment of our network, we expect to have capital expenditures of at least $60.0 million, of which approximately $39.8 million was incurred in the first six months. We expect to continue to incur increasing operating losses in the future. We will apply the proceeds from our initial public offering to pay for our capital expenditures and to fund these losses.

         We cannot be certain that our revenue will grow or that we will achieve sufficient revenue to achieve profitability. Our failure to significantly increase our revenue would seriously harm our business and operating results. We have large fixed expenses, and we expect to continue to incur significant and increasing sales and marketing, product development, administrative and other expenses, including fees to obtain access to bandwidth transport of data over our network, while we build out our network to the edge of the Internet. As a result, we will need to generate significantly higher revenues to achieve and maintain profitability. If our revenue grows more slowly than we anticipate or if our operating expenses increase more than we expect or cannot be reduced in the event of lower revenue, we may not become profitable.

         The uncertainty in the sales and installation cycles for our service resulting from our limited operating history may cause revenue and operating results to vary significantly and unexpectedly from quarter to quarter, which could adversely affect our stock price.

         Because of our limited operating history and the nature of our business, we cannot predict our sales and installation cycles. The uncertain sales and installation cycles may cause our revenue and results of operations to vary significantly and unexpectedly from quarter to quarter. If this occurs and our quarterly operating results fall below the expectations of our investors or securities analysts, if any are covering our common stock, then the market price of our common stock could decline.

     We expect the rates we can charge for our services to decline over time, which could reduce our revenue and could cause our business and financial results to suffer.

         We expect the prices we can charge for our Internet broadcasting services will decline over time as a result of, among other things, the increasing availability of bandwidth at reduced costs and existing and new competition in the markets we address. If we fail to accurately predict the decline in costs of bandwidth or, in any event, if we are unable to sell our service at acceptable prices relative to our costs, or if we fail to offer additional services from which we can derive additional revenue, our revenue will decrease and our business and financial results will suffer.

         We are currently pricing our services at levels that exceed our direct variable costs but are insufficient to cover indirect costs such as our network operations center and billing system. There is no assurance that our revenues will increase to cover our increasing indirect costs, or that we have accurately estimated indirect costs. If we fail to increase revenues, we may not be able to achieve or maintain profitability.

     Our business will suffer if we do not anticipate and meet specific customer requirements.

         Our current and prospective customers may require features and capabilities that our current service offering does not have. To achieve market acceptance for our service, we must effectively and timely anticipate and adapt to customer requirements and offer services that meet these customer demands. The development of new or enhanced services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of these new or enhanced services. In addition, the introduction of new or enhanced services also requires that we manage the transition from older services to minimize disruption in customer service and ensure that we can deliver services to meet anticipated customer demand. Our failure to offer services that satisfy customer requirements would decrease demand for our products and seriously harm our revenues and financial results.

     Our business will suffer if we do not expand our direct and indirect sales organizations and our customer service and support operations.

         We currently have limited sales and marketing experience and limited trained sales personnel. Our limited experience may restrict our success in commercializing our services. Our services require a sophisticated sales effort targeted at a limited number of key people within our prospective customers' organizations. This sales effort requires the efforts of trained sales personnel. We need to expand our marketing and sales organization in order to increase market awareness of our service and generate increased revenue. We are in the process of building our direct sales force and plan to hire additional qualified sales personnel. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel we need. In addition, we believe that our future success is dependent upon our ability to establish successful relationships for indirect sales with a variety of distribution partners. If we are unable to expand our direct and indirect sales operations, we may not be able to increase market awareness or sales of our service, which may prevent us from increasing our revenue and achieving and maintaining profitability.

         Hiring customer service and support personnel is very competitive in our industry because there is a limited number of people available with the necessary technical skills and understanding of our market. Once we hire these personnel, they require extensive training. If we are unable to expand our customer service and support organization or train these personnel as rapidly as necessary, we may not be able to maintain satisfied existing customers of our service, which would harm our revenues and our ability to achieve or maintain profitability.

         We will incur significant costs relating to the planned expansion of our marketing, sales and customer support organization. We are unable to quantify the expenses associated with expanding our sales organization and customer service and support operations because these expenses depend on a number of factors relating to our operations, including the rate of hiring personnel and the timing and amount of marketing and advertising expenses. We expect that over the next two years these costs will significantly exceed any revenues that we receive for our services. We expect to apply the proceeds from this offering to the payment of these expenses. If our revenues do not grow in the future, these costs may never be recuperated and we may not become profitable.

     We face a number of risks related to our acquisitions of webcasts.com and Server-Side Technologies, and we may face similar risks in the future if we acquire other businesses or technologies.

         In April 2000, we acquired webcasts.com and in June 2000, we acquired Server-Side Technologies. Also in July 2000 we entered into an agreement to acquire NextVenue Inc. which is expected to close in the forth quarter of 2000. If we are unable to effectively integrate these companies' products, personnel and systems, our business and operating results are likely to suffer. The integration of webcasts.com will be made more difficult because webcasts.com operations are located in Oklahoma City, Oklahoma, where we otherwise have no operations. We expect the integration of these companies to place a significant burden on our management team by diverting management's attention from the day-to-day operations of iBEAM.

         As part of our business strategy, we frequently review acquisition and strategic investment prospects that would complement our current service offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. If we make any future acquisitions, we could:

     . Issue equity securities, which would dilute current stockholders' percentage ownership;

     . Incur substantial debt, the holders of which would have claims to our assets in preference to the holders of our common stock; or

     . Assume contingent liabilities, which could materialize and involve significant cost.

         These actions could materially and adversely affect our operating results and/or the price of our common stock. Acquisitions and investments may require us to incur significant amortization and depreciation charges and acquisition related costs that adversely affect our financial results. Acquisitions and investment activities also entail numerous risks, including:

     . Difficulties in the assimilation of acquired operations, technologies or services;

     . Unanticipated costs associated with the acquisition or investment transaction;

     . Adverse effects on existing business relationships with suppliers and customers;

     . Risks associated with entering markets in which we have no or limited prior experience; and

     .    Potential loss of key employees of acquired organizations.

         We may not be able to successfully integrate webcasts.com, Server-Side Technologies or any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business. We continue to look for acquisitions and investments.

     As a result of our recent acquisitions, we have recorded goodwill and acquired intangibles, the amortization of which will increase our operating expenses.

         As a result of the webcasts.com acquisition, we recorded $95.2 million of goodwill and acquired intangibles, which is amortized over a three-year period. This will increase our operating expenses by approximately $21.1 million in 2000, $31.7 million in 2001 and 2002 and $10.7 million in 2003. We also recorded $0.4 million of intangibles related to the Server-Side Technologies acquisition, which will be amortized over a three-year period. In addition, based on NextVenue's capitalization and our share price of $18 per share on June 30, 2000, upon the closing of our acquisition of NextVenue we expect to record $354.8 million of goodwill acquired intangibles, the amortization of which is expected to occur over three to five years, pending completion of an independent appraisal.

         To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment could be considered impaired and could be subject to earlier write-off. In such event, our net loss in any given period could be greater than anticipated and the market price of our stock could decline.

     We will require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

         The expansion and development of our business will require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. In fiscal 2000, we expect to make $60.0 million in capital expenditures, of which $39.8 million was incurred in the first six months, including investments in edge servers, hosting centers and our network operations center, and we expect to incur significant and increasing losses. In addition, we are obligated to invest $5 million in iBEAM Asia and $10 million in iBEAM Europe. During the next twelve months, we expect to meet our cash requirements with existing cash, cash equivalents and short-term investments, the net proceeds from our initial public offering and cash flow from sales of our services.

         We may fail to generate sufficient cash flow from the sales of our services to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. If we seek to raise additional capital through the issuance of equity or equity-related securities, the percentage ownership of existing stockholders will be diluted.

         By mid-2001 and possibly sooner, we will need to raise additional capital. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings thereunder. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

         We may decide to raise additional equity capital in the next twelve months through a follow-on public offering. The decision to do a follow-on public offering will depend on market conditions, including whether our stock price has increased and whether there is additional demand for our stock, and our need for additional funds at the time. Our business will suffer if we fail to manage the expansion of our operations properly.

     Our business will suffer if we fail to manage the expansion of our operations properly.

         We have grown rapidly by hiring new employees and by expanding our offering of services. Our total number of employees grew from approximately 40 on March 31, 1999 to 420 on June 30, 2000 and several members of our senior management team have only recently joined us. The acquisitions of webcasts.com and Server-Side Technologies added 94 employees. This growth has placed, and our growth in future operations, if any, will continue to place, a significant strain on our management systems and resources. Our ability to offer our services and implement our business plan in a rapidly evolving market requires an effective planning and management process. If we fail to:

     . Improve our financial and managerial controls, reporting systems and procedures,

     . Hire, train, manage and retain additional qualified personnel, including additional senior management level personnel to fulfill our current of future needs,

     . Integrate the operations of webcasts.com and Server-Side Technologies, and

     . Effectively manage and multiply relationships with our customers, suppliers, and other third parties,

         We may be unable to execute our business plan, which would curtail our growth and harm our results of operations.

         In addition, we have recently hired and plan to hire in the near future a number of key employees and officers. To become integrated into our company, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. If we fail to integrate new employees in an efficient manner, our business and financial results will suffer.

     The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

         Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly results include the following:

     .    Fluctuations in the demand for our Internet broadcasting services;

     .    The timing and size of sales of our services;

     .    The timing of recognizing revenue and deferred revenue;

     . New product and service introductions and enhancements by our competitors and ourselves;

     . Changes in our pricing policies or the pricing policies of our competitors;

     . Increases in the prices of, and availability of, the products, services or components we purchase, including bandwidth;

     .    Our ability to attain and maintain quality levels for our services;

     .    Expenses related to testing our services;

     .    Costs related to acquisitions of technology or businesses; and

     . General economic conditions as well as those specific to the Internet and related industries.

         We plan to increase significantly our operating expenses to fund the build-out of our broadcast network, accelerate engineering and development, expand our sales and marketing operations, broaden our customer support capabilities and continue to develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands resulting from our initial public offering and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause significant variations in our operating results from quarter to quarter and could result in substantially operating losses.

         Due to the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters our operating results may be below the expectations of investors and security analysts, if any follow our stock. In this event, the price of our common stock will probably fall.

     We rely on a limited number of customers, and any decrease in revenues from, or loss of, these customers, without a corresponding increase in revenues from other customers, would harm our operating results.

         Our customer base is limited and highly concentrated. In the six months ended June 30, 2000, iBEAM Asia accounted for 16% of revenue, and MTV Interactive accounted for 12% of revenue. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. If current customers do not continue to place significant orders, we may not be able to replace these orders. In addition, any downturn in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our revenues and results of operations. Sales to any single customer may vary significantly from quarter to quarter.

         America Online accounted for an aggregate of 20% of webcasts.com's revenue in 1999. The loss of this customer, or a significant reduction in the level of webcasts.com's services used by this customer, could seriously harm our results of operations.

     We expect to amortize stock-based compensation expense of $7.6 million in the remainder of 2000, $8.6 million in 2001, $3.9 million in 2002, and $1.4 million in 2003, which will decrease our net earnings during these periods.

         In connection with the grant of stock options to employees and consultants for the period from March 20, 1998 (inception) to June 30, 2000, we recorded unearned stock-based compensation of $34.7 million, of which $5.4 million was amortized during 1999 and $7.7 million was amortized in the first six months of 2000. If our stock price increases, the amount of stock-based compensation related to stock option grants to consultants would increase as the fair value of these grants is re-measured at each reporting date using a Black-Scholes option pricing model. These expenses will increase our losses during each of these periods and delay our ability to achieve profitability.

     We depend on our executive officers to manage our business effectively in a rapidly changing market and, if we are unable to retain our executive officers, our ability to compete could be harmed.

         Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on in implementing our business plan. We do not have "key person" life insurance covering any of our executive officers. The loss of services of any of our executive officers could delay the development and introduction of and negatively impact our ability to sell our services.

     We face risks associated with international operations that could harm our business.

         To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. We are currently targeting the United Kingdom, Germany, France, Hong Kong, Singapore, Indonesia, Malaysia and India for expansion. The expenses we will incur in expanding our international operations will depend on the arrangements into which we will enter to provide our services in such markets. These factors have yet to be determined.

         In May 2000, we entered into an agreement with Pacific Century CyberWorks to establish a joint venture, named iBEAM Asia, to introduce our network services to the Pacific Rim, the Indian subcontinent and the Middle East. In July 2000, we entered into an agreement with Societe Europenne Des Satellites S.A. to establish a joint venture, named iBEAM Europe, to introduce our network services to Europe. In order to bring our services to these regions, the joint ventures will need to deploy a network of servers, which will involve large capital expenditures and operating expenses. We initially expect to incur approximately 49% of the operating losses of iBEAM Asia and 66% of the operating losses of iBEAM Europe. We expect our ownership interests, and therefore our share of the operating losses of the joint ventures, to decline in the future as the joint ventures raise additional funding through sales of equity interests to third parties, which would dilute our interests. We expect iBEAM Asia to begin delivering content to end users by the end of 2000 and iBEAM Europe by the first quarter of 2001. In connection with the formation of the joint venture, we will contribute $5.0 million to iBEAM Asia and $10 million to iBEAM Europe. We expect that the joint ventures will be funded thereafter from independent third party sources. We may decide to provide additional financing to the joint ventures in the future if the joint ventures is unable to raise additional funding from third parties on favorable terms. In addition, we may provide additional financing to iBEAM Europe to maintain our majority ownership.

         In addition, in connection with our expansion into Asia, Europe, Latin America, Africa and the Middle East pursuant to our agreement with InterPacket, we will incur capital expenditures in connection with our deployment of servers in InterPacket's network. InterPacket's network serves developing countries and there can be no assurance that these markets will develop sufficiently to justify our investments. We currently plan to begin placing servers in up to 20 locations in InterPacket's network in the second half of 2000. We expect that our capital expenditures in 2000 in connection with deployment in InterPacket's network will be less than $1.0 million.

         We may be unable to maintain or increase market demand for our service internationally, which may harm our business. As we expand internationally, we will be increasingly subject to a number of risks associated with international business activities that could increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

     . Potential difficulty in enforcing intellectual property rights in foreign countries;

     . Compliance with and unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

     .    Lack of availability of trained personnel in international locations;

     .    Tariffs, export controls and other trade barriers;

     .    Longer accounts receivable payment cycles than in the United States;

     . Potential difficulty in obtaining access to additional satellite and telecommunication transmission capacity;

     . Potential difficulty of enforcing agreements and collecting receivables in some foreign legal systems;

     . Potentially adverse tax consequences, including restrictions on the repatriation and earnings;

     .    General economic conditions in international markets; and

     .    Currency exchange rate fluctuations.

     Any inability to adequately protect our intellectual property could harm our competitive position.

         We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our future growth, if any, will depend on our ability to continue to seek patents and otherwise protect the intellectual property rights in our network technology. However, these legal protections afford only limited protection; competitors may gain access to our network technology, including our software and server technology, which may result in the loss of our customers. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our service. This would cause our revenues to decline and seriously harm our results of operations.

         We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

     We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

         Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Companies in the Internet industry are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Our patent applications to date cover our streaming platform standard, content management, distribution capabilities and subscriber management. If a company brings a claim against us, we may be found to infringe their proprietary rights. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

         In January 2000, we received a letter from a competitor, which suggested that we review patents to which this competitor claims rights. These patents purport to cover "a system and method for delivery of video and data over a computer network." We believe that we do not infringe any claims of these patents. However, there can be no assurance that this competitor will agree with our conclusion or not pursue a claim or litigation against us. To date, no complaint has been filed or served.

Intellectual property litigation or claims could force us to do one or more of the following:

     . Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     . Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms if at all; and

     . Redesign products or services that incorporate the disputed technology.

         If we are forced to take any of the foregoing actions, we could face substantial costs and our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

     Internet-related laws could cause us to change the manner in which we operate our network, which could be disruptive, time consuming and expensive.

         Our Internet broadcast network is designed to deliver streaming media to large audiences of simultaneous users. Currently our network and the media we broadcast are largely unregulated, even though traditional television and radio are highly regulated by the Federal Communications Commission. If laws and regulations that apply to communications over the Internet are enacted that require us to change the manner in which we operate our network, our business could be disrupted with time consuming and expensive modifications of our technology. In addition, our business could be harmed to the extent that our content provider customers are adversely affected. Laws and regulations that apply to communications over the Internet are becoming more prevalent. Several bills are currently being considered by the U.S. Congress. Recently the U.S. Congress enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations, and is currently considering copyright legislation that may extend the right of reproduction held by copyright holders to include the right to make temporary copies for any reason. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could harm our business directly or indirectly due to effects on our customers.

     Our stock price may be volatile which could result in litigation against us and substantial losses for our investors.

         The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock in the public market to fluctuate significantly:

     . Announcements by us or our competitors of significant contracts, new products or services offerings or enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

     . Variations in our quarter-to-quarter operating results including our failure to meet estimates of financial analysts;

     . Changes in financial estimates by securities analysts, if any analysts elect to follow our stock;

     . Our sales of common stock or other securities in the future or substantial sales by current stockholders after the 180-day lock-up relating to our initial public offering expires;

     . Changes in market valuations of networking, Internet and telecommunications companies;

     .    The addition or departure of our personnel; and

     .    Fluctuations in stock market prices and volumes.

         In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business and results of operations.

     Insiders beneficially own approximately 38% of our outstanding common stock, which could limit our investors' ability to influence the outcome of key transactions, including changes of control.

         Our executive officers and directors, together with Accel Partners and Crosspoint Venture Partners, each of which is an entity affiliated with one of our directors, own in the aggregate approximately 38% of our outstanding common stock. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

     Provisions of our charter documents and agreements with some of our large stockholders may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our stockholders.

         Our board of directors is divided into three classes, with each class serving staggered three-year terms. This may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. We have in place procedures which prevent stockholders from acting without holding a meeting and which limit the ease with which a stockholder meeting can be called. We are subject to the "interested stockholder" provisions of Delaware law which impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions of our amended and restated certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

         In addition, each of Microsoft, Sony, Pacific Century CyberWorks, America Online, Covad and Liberty Media, which in the aggregate own approximately 16% of our common stock, have agreed to vote their securities as directed by our board of directors in any merger in which more than 50% of our voting power is transferred or in a sale of substantially all of our assets. This obligation lapses for each of these companies if and when it owns less than 5% of our voting power. Microsoft, Sony, Pacific Century CyberWorks, America Online, Excite@Home and Covad have each also agreed not to acquire more than 15.0% of our voting stock at any time before the end of April 2005 without our permission. Our agreement with these stockholders could make it more difficult for a third party or one of these entities to acquire us, even if doing so would be beneficial to our stockholders.

         The sale of a substantial number of shares of common stock could cause the market price of our common stock to decline.

         Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. Based upon shares outstanding as of June 30, 2000, we will have 108,111,550 shares of common stock outstanding. Of these shares, 11,587,150 of the shares of common stock that we sold in our initial public offering are freely tradeable in the public market without restriction unless held by our affiliates, in which case the shares are tradeable subject to certain volume limitations. The remaining 1,062,850 shares of common stock that we sold in our initial public offering and the 843,639 shares of common stock covered by this prospectus are subject to 180-day lock-up agreements entered into between the holders of these shares and Morgan Stanley & Co. Incorporated, one of the representatives of the underwriters for our initial public offering. These lock-up agreements provide that such holders will not sell their shares until November 14, 2000. Upon expiration of these lock-up agreements these shares will be freely tradeable.

         The remaining 94,617,911 shares of outstanding common stock are subject to similar lock-up agreements and, as a result of being issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act, are limited by resale restrictions. Upon expiration of the lock-up agreements on November 14, 2000, an aggregate of 81,211,517 will be eligible for sale, in some cases subject only to volume, manner of sale and notice requirements of Rule 144 under the Securities Act.

         As of the date of this prospectus, we also have 14,430,205 shares subject to outstanding options under our stock option plans and 8,751,819 shares are available for future issuance under these plans. We have registered the shares of common stock subject to outstanding options and reserved for issuance under our stock option plans and the 1,500,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan. Accordingly, shares underlying vested options will be eligible for resale in the public market beginning on November 14, 2000.

         In addition, 1,949,987 shares of our common stock issuable upon exercise of warrants will become eligible for sale on various dates upon expiration or release of the lock-up agreements. After this offering and expiration or release of the lock-up agreements, holders of 76,328,908 shares of the common stock and the holders of warrants to purchase approximately 1,438,687 shares of common stock may require us to register their shares for resale under the federal securities laws.

                                 USE OF PROCEEDS

         iBEAM will not receive any of the proceeds from the sale of the shares of common stock pursuant to this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

         The following table shows the names of the selling stockholders and the number of shares of common stock to be sold by them pursuant to this prospectus:


         Name                                           No. of Shares
         -------------------------------------------------------------------
         David Brewer..................................       433,291
         Paul Harrington...............................       103,275
         Michael Wolters...............................       238,222
         Thomas Panicker...............................        68,851

         TOTAL.........................................       843,639


         David Brewer is our Vice President of Operations, and Mr. Brewer owns 845,616 shares of our common stock. Paul Harrington and Michael Wolters are iBEAM employees who own 103,275 shares, and 238,222 shares of our common stock, respectively. Thomas Panicker is a former iBEAM employee who owns 68,851 shares of our common stock. As of the date of this prospectus, none of the selling stockholders beneficially owns more than 1% of our outstanding common stock.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell all or a portion of the shares from time to time on the Nasdaq National Market for their own accounts at prices prevailing in the public market at the times of such sales. The selling stockholders may also make private sales directly or through one or more brokers. These brokers may act as agents or as principals. The selling stockholders will pay all sales commissions and similar expenses related to the sale of the shares. We will pay all expenses related to the registration of the shares.

         The selling stockholders and any broker executing selling orders on behalf of the selling stockholders may be considered "an underwriter" under the Securities Act. As a result, commissions received by a broker may be treated as underwriting commissions under the Securities Act. Any broker-dealer participating as an agent in that kind of transaction may receive commissions from the selling stockholders and from any purchaser of shares.

         Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents also may be entitled to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

         Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus. There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereunder.

                                  LEGAL MATTERS

         The validity of the Shares of Common Stock offered hereby will be passed upon for iBEAM by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Registration Statement, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 50,154 shares of iBEAM Broadcasting Corporation Common Stock.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Registration Statement on Form S-1 (File No. 333-95833) of iBEAM Broadcasting Corporation have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting..

         The consolidated financial statements of webcasts.com, Inc. and subsidiary as of December 31, 1998 and 1999, and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                         iBEAM BROADCASTING CORPORATION



                                 843,639 Shares

                                       of

                                  Common Stock



--------------------------------------------------------------------------------
                                   Prospectus
--------------------------------------------------------------------------------



                                 August 11, 2000

                                     PART II

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.  Incorporation of Documents By Reference.

         The following documents and information previously filed with the Securities and Exchange Commission by the Company are hereby incorporated by reference in this Registration Statement:


         1. The Company's Registration Statement on Form S-1 (Registration No. 333-95833) filed under the Securities Act, as amended, in the form declared effective on May 17, 2000, including the Prospectus dated May 17, 2000 as filed by the Company pursuant to Rule 424(b) on May 18, 2000.

         2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000, filed pursuant to Section 13 of the Exchange Act.

         3. The description of the Company's common stock contained in its Registration Statement on Form 8-A, dated May 16, 2000, filed pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

                  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.


Item 4.  Description of Securities.


         Not Applicable.


Item 5.  Interests of Named Experts and Counsel.

         The validity of the shares of Common Stock offered hereby has been passed upon for iBEAM Broadcasting Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Registration Statement, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 50,154 shares of iBEAM Broadcasting Corporation Common Stock.

Item 6.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Article X of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

         Article VI of our Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of us if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

         We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our Amended and Restated Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liability that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers' insurance, if available on reasonable terms.

Item 7.  Exemption  From  Registration  Claimed.

         Not Applicable.

Item 8.  Exhibits.

 Exhibit
 Number                                 Description
---------   -------------------------------------------------------------------
   5.1      Opinion of counsel as to legality of securities being registered.

  10.3*     1998 Stock Plan

  10.4*     2000 Stock Plan

  10.5*     2000 Director Plan

  10.6*     2000 Employee Stock Purchase Plan

  10.25     Webcasts.com 1999 Stock Option Plan

  23.1      Consent of PricewaterhouseCoopers LLP, Independent Accountants.

  23.2      Consent of KPMG LLP, Independent Auditor.

  23.3      Consent of Counsel (contained in Exhibit 5.1).

  24.1      Power of Attorney (contained on page II-4).
----------------
* Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-95833).

Item 9.  Undertakings.

(a)      The undersigned Registrant hereby undertakes:


         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.


(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 11th day of August, 2000.

                                                  iBEAM BROADCASTING CORPORATION

                                                  /s/ Chris Dier
                                                  ------------------------------
                                                  Chris Dier
                                                  Vice President and
                                                  Chief Financial Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Chris Dier and Dan Sroka, and each of them acting individually, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-8/S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities indicated below on this 11th day of August, 2000.





                     Signature                                                           Title
---------------------------------------------------        --------------------------------------------------------------


/s/ Peter Desnoes                                          President, Chief Executive Officer and Chairman of the Board
---------------------------------------------------        (Principal Executive Officer)
Peter Desnoes

/s/ Chris Dier                                             Vice President and Chief Financial Officer
---------------------------------------------------        (Chief Financial Officer)
Chris Dier

/s/ Barry Baker
---------------------------------------------------        Director
Barry Baker

/s/ Frederic Seegal
---------------------------------------------------        Director
Frederic Seegal

/s/ Richard Shapero
---------------------------------------------------        Director
Richard Shapero

/s/ Peter Wagner
---------------------------------------------------        Director
Peter Wagner

/s/ Robert Wilmot
---------------------------------------------------        Director
Robert Wilmot


                         IBEAM BROADCASTING CORPORATION

                     REGISTRATION STATEMENT ON FORM S-8/S-3
                     --------------------------------------


                                INDEX TO EXHIBITS




Exhibit
Number                         Description
-------      -------------------------------------------------------------------

  5.1        Opinion of counsel as to legality of securities being registered.

 10.3*       1998 Stock Plan

 10.4*       2000 Stock Plan

 10.5*       2000 Director Plan

 10.6*       2000 Employee Stock Purchase Plan

 10.25       Webcasts.com 1999 Stock Option Plan

 23.1        Consent of PricewaterhouseCoopers LLP, Independent Accountants.

 23.2        Consent of KPMG LLP, Independent Auditor.

 23.3        Consent of Counsel (contained in Exhibit 5.1).

 24.1        Power of Attorney (contained on page II-4).
----------------

* Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-95833).